UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2016

Guadalajara, Jalisco, Mexico, October 24, 2016 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) reported its consolidated results for the quarter ended September 30, 2016. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) on April 20, 2015, financial and operating information includes the consolidation of the Montego Bay airport on April 1, 2015. Therefore, information for the nine months of 2016 may not be directly comparable with information for the nine months of 2015. All peso amounts are presented in nominal pesos.

Summary of 3Q16 vs. 3Q15

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 465.7 million, or 24.4%. Total revenues increased by Ps. 694.5 million, or 32.2%.

•	Cost of services increased by Ps. 35.2 million, or 8.7%.

•	Operating income increased by Ps. 139.2 million, or 11.8%.

•	EBITDA increased by Ps. 167.9 million, or 11.2%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 78.2% in 3Q15 to 69.9% in 3Q16. In 3Q15, the Company recognized a Ps. 161.9 million one-time gain in the fair value of the acquisition of DCA; excluding the effects of this non-recurring event, EBITDA for 3Q16 would have increased by Ps. 329.8 million and EBITDA margin (excluding the effects of IFRIC 12) would have increased from 69.7% in 3Q15 to 69.9% in 3Q16.

•	Net income and comprehensive income decreased by Ps. 47.0 million, or 4.7%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Operating Results

During the third quarter of 2016, total terminal passengers in the Company’s 13 airports increased by 1,325.2 thousand passengers, or 16.8%, compared to the third quarter of 2015. Over the same period, domestic passenger traffic increased by 1,095.4 thousand passengers, or 22.7%, while international passenger traffic increased by 229.8 thousand passengers, or 7.5%.

The total passenger traffic increase for 3Q16 was mainly driven by increases at the Guadalajara, Tijuana, Los Cabos and Puerto Vallarta airports, which experienced increases of 461.9 thousand (17.7%), 356.1 thousand (27.3%), 134.2 thousand (15.4%) and 109.0 thousand (15.5%) passengers, respectively.

During 3Q16, the following routes were opened:

Domestic Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

For the purpose of comparison of passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015.

International Terminal Passengers (in thousands):

For the purpose of comparison of passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015.

Total Terminal Passengers (in thousands):

1 For the purpose of comparing passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015.

Consolidated Results for the Third Quarter of 2016 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.3355 per U.S. dollar (the noon buying rate on September 30, 2016, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.7225 per U.S. dollar for the three months ended September 30, 2016 was used, in accordance with applicable standards.

Revenues (3Q16 vs 3Q15)

•	Aeronautical services revenues increased by Ps. 348.5 million, or 24.6%.
•	Non-aeronautical services revenues increased by Ps. 117.2 million, or 23.7%.
•	Revenues from improvements to concession assets rose by Ps. 228.8 million, or 91.4%.
•	Total revenues increased by Ps. 694.5 million, or 32.2%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 311.8 million, or 26.6%, compared to 3Q15, generated by an 18.4% increase in passenger traffic, as well as tariffs as a result of inflation.
ii.	Revenues from the Montego Bay airport increased by Ps. 36.7 million, or 15.2%, compared to 3Q15, generated by a 14.1% depreciation of the Mexican peso against the U.S. dollar and a 4.5% increase in passenger traffic.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 94.9 million, or 23.7%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 64.9 million, while revenues from businesses operated directly by the Company increased by Ps. 30.0 million.
ii.	The Montego Bay airport reported an increase in revenues of Ps. 22.3 million, or 24.1%, compared to 3Q15, driven by a 14.1% depreciation of the Mexican peso against the U.S. dollar.

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) increased in our Mexican airports by Ps. 219.9 million, or 87.8%, compared to 3Q15, as 2016 is the year with the highest committed investment under the Master Development Program for 2015-2019. During 3Q16, the Montego Bay airport undertook improvements to concession assets for Ps. 8.9 million.

Total operating costs during 3Q16 increased by Ps. 555.3 million, or 56.6% compared to 3Q15, and comprised the following costs:

-	An increase of Ps. 328.0 million at the Mexican airports, or 35.2%, mainly due to an increase in cost of improvements to concession assets (IFRIC 12) of Ps. 219.9 million and an increase in concession taxes of Ps. 20.4 million.
-	Operating costs at the Montego Bay airport increased by Ps. 74.3 million, or 36.5% compared to 3Q15, mainly due to an increase in concession taxes of Ps. 56.7 million.
-	During 3Q15, Ps. 161.9 million were recognized under other income as a result of the recognition of a gain in the fair value of the acquisition of DCA. This was a one-time event, which caused an incremental effect in the operating costs for 3Q16 compared to 3Q15.
-	Cost of services increased by Ps. 35.2 million, or 8.7%, compared to 3Q15, principally due to an increase of Ps. 18.1 million, or 14.2%, in employee costs.

Operating margin of 3Q16 decreased by 840 basis points, from 54.6% in 3Q15 to 46.2% in 3Q16. Excluding the effects of IFRIC 12, the operating margin decreased from 61.7% in 3Q15 to 55.5% in 3Q16. Operating income increased by Ps. 139.5 million, or 11.8%, compared to 3Q15. Excluding the 3Q15 effects of a Ps. 161.9 million one-time gain in fair value for the acquisition of DCA, operating income would have grown by Ps. 301.4 million in 3Q16, or 29.6%.

EBITDA margin decreased by 1,090 basis points, from 69.1% in 3Q15 to 58.2% in 3Q16. EBITDA margin excluding the effects of IFRIC 12 decreased 830 basis points, from 78.2% in 3Q15 to 69.9% in 3Q16. The nominal value of EBITDA increased by Ps. 167.9 million, or 11.2%. Excluding the 3Q15 effects of a Ps. 161.9 million one-time gain in fair value, EBITDA would have grown by Ps. 329.8 million in 3Q16, or 24.8%.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Financial cost decreased by Ps. 306.9 million in 3Q16, decreasing from a net loss of Ps. 408.7 million in 3Q15 to a net loss of Ps. 101.8 million in 3Q16. This amount mainly comprises:

-	A change in the foreign exchange loss from Ps. 376.1 million in 3Q15 to Ps. 80.8 million in 3Q16, due to a 9.2% depreciation of the Mexican peso against the U.S. dollar in 3Q15; while the depreciation for 3Q16 was 3.1%, generating a decrease in the foreign exchange loss for Ps. 295.3 million. This effect was offset by a reduction in a foreign exchange gain due to the currency translation effect of Ps. 250.8 million, compared with comprehensive income in 3Q15.

-	In 3Q16, interest expenses increased by Ps. 30.4 million compared to 3Q15, mainly due to an increase in reference interest rates, as well as the issuance of bond certificates for Ps. 1.5 billion in July.
-	Interest income increased by Ps. 42.1 million, due to an increase in the Company’s treasury and higher interest rates.

Comprehensive income in 3Q16 decreased by Ps. 47.0 million, or 4.7%, compared to 3Q15. Excluding the 3Q15 effects of a Ps. 161.9 million one-time gain in fair value, comprehensive income would have grown by Ps. 114.9 million in 3Q16, or 13.8%. Comprehensive income per share decreased by Ps. 0.0894, or 4.7% in 3Q16 compared to 3Q15. Excluding the 3Q15 effects of a Ps. 161.9 million one-time gain in fair value, comprehensive income per share would have grown Ps. 0.2187, or 13.8%.

Income before income taxes increased by Ps.447.0 million, or 58.7%, compared to 3Q15. Excluding the 3Q15 effects of a Ps. 161.9 million one-time gain in fair value, income before income taxes would have increased by Ps. 608.9 million, or 101.7%. This increase was offset by a Ps. 179.4 million tax and a deferred tax increase of Ps. 63.8 million. Additionally, comprehensive income decreased due to a reduction in the foreign exchange gain due to the currency translation effect of Ps. 250.8 million.

Pro Forma Consolidated Results for the Nine Months Ended September 30, 2016, as if the DCA Acquisition had Taken Place on January 1, 2015

On April 20, 2015, GAP acquired 100% of the shares of DCA. DCA is a 74.5% shareholder in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport in Montego Bay, Jamaica. As a consequence, the Company began to consolidate the financial information of DCA and MBJA in GAP’s financial statements starting April 1, 2015 for the 2015 fiscal year in accordance with IFRS. However, in order to allow investors to assess the full results and impact of the DCA acquisition for 9M16 compared to 9M15, a condensed version of the pro forma income statement is presented below as if the acquisition had taken place on January 1, 2015:

(in thousands of Pesos):

9M15	9M16	Change
Revenues			
Aeronautical services	4,128,915	5,132,886	24.3%
Non-aeronautical services	1,451,125	1,773,034	22.2%
Improvements to concession assets (IFRIC 12)	751,420	1,437,879	91.4%
Total revenues	**6,331,459**	**8,343,799**	**31.8%**
Operating costs			
Costs of services	1,201,108	1,283,358	6.8%
Technical assistance fees	180,527	220,208	22.0%
Concession taxes	353,674	584,151	65.2%
Depreciation and amortization	911,087	1,009,345	10.8%
Cost of improvements to concession assets (IFRIC 12)	751,420	1,437,879	91.4%
Other expense (income)	(223,186)	(4,308)	(98.1%)
Total operating costs	**3,174,630**	**4,530,632**	**42.7%**
Operating income	**3,156,830**	**3,813,167**	**20.8%**
Finance (cost) income	(469,995)	(435,356)	(7.4%)
Share of profit of associates	(8,299)	(8,332)	(0.4%)
Income before income taxes	**2,678,536**	**3,369,479**	**25.8%**
Income taxes	(710,468)	(992,122)	39.6%
Net income	**1,968,068**	**2,377,358**	**20.8%**
Currency translation effect	344,657	523,271	51.8%
Comprehensive income	**2,312,725**	**2,900,629**	**25.4%**
Non-controlling interest	(144,626)	(134,056)	7.3%
Comprehensive income attributable to controlling interest	**2,168,099**	**2,766,574**	**27.6%**

Consolidated Results for the Nine-Months Ended September 30, 2016 (in thousands of pesos):

Consolidated results for 2015 includes figures for the Montego Bay airport beginning April 1, 2015; therefore, 9M16 figures may not be directly comparable with information for 9M15.

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.3355 per U.S. dollar (the noon buying rate on September 30, 2016, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.2667 per U.S. dollar for the nine months ended September 30, 2016 was used, in accordance with applicable standards.

Revenues (9M16 vs 9M15)

•	Aeronautical services revenues increased by Ps. 1,208.8 million, or 30.8%.
•	Non-aeronautical services revenues increased by Ps. 406.2 million, or 29.7%.
•	Revenues from improvements to concession assets increased by Ps. 686.5 million, or 91.4%.
•	Total revenues increased by Ps. 2,301.5 million, or 38.1%.

-	Aeronautical services revenues include:

i.	Revenues for the Mexican airports rose by Ps. 828.3 million, or 24.2%, compared to 9M15, due to an increase in passenger traffic of 18.3% and an increase in tariffs as a result of inflation.
ii.	In 9M16, the Montego Bay airport contributed a Ps. 380.4 million increase compared to the period of April to September 2015, as a result of the consolidation of figures beginning April 1, 2015.

-	Non-aeronautical services include:

i.	Mexican airports contributed a Ps. 254.4 million increase, mainly driven by businesses operated by third parties, which rose by Ps. 185.7 million, while businesses operated directly by the Company increased by Ps. 68.7 million.
ii.	In 9M16, revenues from the Montego Bay airport contributed an increase of Ps. 151.9 million compared to the period of April to September 2015.

Figures are in thousands of Mexican pesos. Consolidated revenues for 2015 include figures for the Montego Bay airport beginning April 1, 2015.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 686.5 million, or 91.4%, compared to 9M15. Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 677.6 million, or 90.2%, at the Mexican airports, as 2016 has the highest investment of the Master Development Program for the 2015-2019 period. During the January to September 2016 period the Montego Bay airport undertook improvements to concession assets for Ps. 8.9 million.

Total operating costs during 9M16 increased by Ps. 1,549.3 million, or 52.0% compared to 9M15, and comprised the following costs:

-	Operating costs at the Mexican airports increased by Ps.939.8 million, or 34.0%, mainly due to an increase in cost of improvements to concession assets (IFRIC 12) of Ps. 677.6 million, an increase in cost of services of Ps. 60.1 million, an increase in concession taxes of Ps. 54.2 million, and expenses for technical assistance fee of Ps. 47.0 million.
-	Operating costs at the Montego Bay airport increased by Ps. 418.1 million, or 103.4%, compared to the period April to September 2015, mainly due to an increase in concession taxes of Ps. 219.5 million and in cost of service of Ps. 101.2 million.
-	In 9M15, Ps. 161.9 million in revenues were recognized under other income as a result of the recognition of a one-time gain in the fair value of the acquisition of DCA. This was a one-time event, which caused an incremental effect in the operating costs for 9M16 compared to 9M15.

Operating margin of 9M16 decreased by 260 basis points, from 48.3% in 9M15 to 45.7% in 9M16. Excluding the effects of IFRIC 12, the operating margin increased from 54.9% in 9M15 to 55.2% in 9M16. Operating income increased by Ps. 752.3 million, or 24.6%. Excluding the effect of a Ps. 161.9 million one-time gain in fair value for the acquisition of DCA, operating income would have grown by Ps. 914.2 million in 9M16, or 31.5%.

2 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure committed in each quarter in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

EBITDA margin decreased by 390 basis points, from 61.7% in 9M15 to 57.8% in 9M16. EBITDA margin, excluding the effects of IFRIC 12, decreased by 20 basis points, from 70.0% in 9M15 to 69.8% in 9M16. The nominal value of EBITDA increased by Ps. 915.7 million, or 23.4%. Excluding the effect of a Ps. 161.9 million one-time gain in fair value, EBITDA would have grown by Ps. 1,077.6 million in 9M16, or 28.8%.

Financial cost decreased by Ps. 65.6 million in 9M16, decreasing from a net loss of Ps. 501.0 million in 9M15 to a net loss of Ps. 435.4 million in 9M16. This amount mainly comprises:

-	A change in the foreign exchange loss from Ps. 422.6 million in 9M15 to Ps 339.3 million in 9M16, due to a 5.5% depreciation of the Mexican peso against the U.S. dollar in 2015; while the depreciation for 2016 was 13.3%, generating a decrease in the foreign exchange loss of Ps. 83.3 million. This effect was offset by the increase in the foreign exchange gain due to the currency translation effect of Ps. 111.3 million, in the comprehensive income compared with 9M15.
-	In 9M16, interest expenses increased by Ps. 96.6 million compared to 9M15, mainly due to an increase in reference interest rates, as well as the issuance of bond certificates for Ps. 2.6 billion in January and July of 2016.
-	Interest income increased by Ps. 78.9 million, due to an increase in the Company’s treasury and higher interest rates.

Comprehensive income in 9M16 increased by Ps. 613.9 million, or 26.8%, compared to 9M15. Excluding the effect of a Ps. 161.9 million one-time gain in fair value for the acquisition of DCA, this comprehensive income would have increased by Ps. 775.8 million in 9M16, or 36.5%. Comprehensive income per share increased by Ps. 1.1681 or 26.8% in 9M16 compared to 9M15. Excluding the effect of a Ps. 161.9 million one-time gain in fair value, this comprehensive income per share would have grown by Ps. 1.4761, or 36.5%.

Income before income taxes increased by Ps. 817.9 million, or 32.1%, compared to 9M15. Excluding the effect of a Ps. 161.9 million one-time gain in fair value, income before income taxes increased by Ps. 979.8 million, or 41.0%, compared to 9M15. This increase is offset by a tax increase of Ps. 377.9 million, and a deferred tax decrease of Ps. 62.5 million. Additionally, comprehensive income increased due to a growth in the foreign exchange gain due to the currency translation effect of Ps. 111.3 million.

Statement of Financial Position

The Company’s financial position as of September 30, 2016 reported an increase of Ps. 3,657.5 million in assets compared to September 30, 2015, primarily due to the following items: cash and cash equivalents of Ps. 2,164.6 million, account receivables of Ps. 187.7 million, advanced payments to suppliers of Ps. 284.6 million, equipment and machinery of Ps. 233.1 million, improvements to concession assets of Ps. 677.6 million and deferred taxes of Ps. 125.5 million.

Total liabilities as of September 30, 2016 increased by Ps. 3,746.8 million compared to September 30, 2015. This increase was primarily due to: (i) a Ps. 2.6 billion bond placed in the Mexican debt market for CAPEX financing; (ii) an increase in the bank loan obtained for the acquisition of DCA for the equivalent in U.S. dollars of 191.0 million, considering a 14.7% depreciation of the Mexican peso against the U.S. dollar, which resulted a Ps. 476.1 million increase in liabilities; (iii) a Ps. 173.6 million increase in guarantee deposits received from clients; (iv) dividends payable of Ps. 152.4 million, and (v) a Ps. 159.3 million increase in concession taxes payable among others.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

9M15 includes the consolidation of the Montego Bay airport beginning April 1, 2015.

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q15	3Q16	Change	9M15	9M16	Change
Hermosillo						
Aeronautical services	50,481	62,815	24.4%	142,867	178,055	24.6%
Non-aeronautical services	16,368	17,770	8.6%	45,406	51,900	14.3%
Improvements to concession assets (IFRIC 12)	17,243	44,906	160.4%	51,728	134,719	160.4%
Total Revenues	**84,092**	**125,492**	**49.2%**	**240,001**	**364,674**	**51.9%**
Operating income	28,770	39,852	38.5%	79,783	111,416	39.6%
EBITDA	**40,155**	**52,189**	**30.0%**	**113,499**	**148,125**	**30.5%**
Guanajuato						
Aeronautical services	75,255	86,759	15.3%	195,509	229,673	17.5%
Non-aeronautical services	21,624	23,829	10.2%	61,608	65,732	6.7%
Improvements to concession assets (IFRIC 12)	7,252	26,008	258.6%	21,756	78,024	258.6%
Total Revenues	**104,130**	**136,595**	**31.2%**	**278,873**	**373,429**	**33.9%**
Operating income	60,359	70,388	16.6%	154,421	180,162	16.7%
EBITDA	**71,223**	**82,341**	**15.6%**	**186,579**	**216,220**	**15.9%**
Others (1)						
Aeronautical services	118,294	147,366	24.6%	334,984	415,104	23.9%
Non-aeronautical services	28,885	34,962	21.0%	83,230	94,725	13.8%
Improvements to concession assets (IFRIC 12)	46,618	48,999	5.1%	139,855	164,898	17.9%
Total Revenues	**193,797**	**231,327**	**19.4%**	**558,069**	**674,726**	**20.9%**
Operating income	24,170	57,105	136.3%	72,092	151,309	109.9%
EBITDA	**64,967**	**97,251**	**49.7%**	**194,737**	**269,683**	**38.5%**
Total						
Aeronautical services	1,415,154	1,763,697	24.6%	3,924,097	5,132,886	30.8%
Non-aeronautical services	493,678	610,836	23.7%	1,366,799	1,773,034	29.7%
Improvements to concession assets (IFRIC 12)	250,473	479,293	91.4%	751,420	1,437,879	91.4%
Total Revenues	**2,159,306**	**2,853,825**	**32.2%**	**6,042,315**	**8,343,799**	**38.1%**
Operating income	1,000,658	1,318,373	31.8%	2,836,895	3,830,883	35.0%
EBITDA	**1,310,489**	**1,659,985**	**26.7%**	**3,696,281**	**4,834,095**	**30.8%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

3Q15	3Q16	Change	9M15	9M16	Change
Revenues						
Aeronautical services	1,415,154	1,763,697	24.6%	3,924,097	5,132,886	30.8%
Non-aeronautical services	493,678	610,836	23.7%	1,366,799	1,773,034	29.7%
Improvements to concession assets (IFRIC 12)	250,473	479,293	91.4%	751,420	1,437,879	91.4%
Total revenues	**2,159,305**	**2,853,825**	**32.2%**	**6,042,316**	**8,343,799**	**38.1%**
Operating costs						
Costs of services:	405,031	440,261	8.7%	1,122,091	1,283,358	14.4%
Employee costs	127,448	145,540	14.2%	360,437	430,356	19.4%
Maintenance	80,765	83,237	3.1%	202,715	233,565	15.2%
Safety, security & insurance	66,221	68,971	4.2%	182,271	206,648	13.4%
Utilities	59,944	66,599	11.1%	143,243	165,375	15.5%
Other operating expenses	70,651	75,916	7.5%	233,425	247,414	6.0%
Technical assistance fees	59,364	76,933	29.6%	174,894	220,208	25.9%
Concession taxes	118,958	196,060	64.8%	310,432	584,151	88.2%
Depreciation and amortization	314,829	343,581	9.1%	845,938	1,009,345	19.3%
Cost of improvements to concession assets (IFRIC 12)	250,473	479,293	91.4%	751,420	1,437,879	91.4%
Other income	(167,364)	505	(100.3%)	(223,348)	(4,308)	(98.1%)
Total operating costs	**981,291**	**1,536,635**	**56.6%**	**2,981,428**	**4,530,633**	**52.0%**
Income from operations	**1,178,014**	**1,317,190**	**11.8%**	**3,060,888**	**3,813,167**	**24.6%**
Finance (cost) income	(408,720)	(101,817)	(75.1%)	(500,991)	(435,356)	(13.1%)
Share of profit of associates	(8,338)	(7,371)	11.6%	(8,338)	(8,332)	0.1%
Income before income taxes	**760,956**	**1,208,004**	**58.7%**	**2,551,561**	**3,369,479**	**32.1%**
Income taxes	(125,272)	(368,533)	194.2%	(676,786)	(992,123)	46.6%
Net income	**635,684**	**839,471**	**32.1%**	**1,874,775**	**2,377,358**	**26.8%**
Currency translation effect	360,933	110,175	(69.5%)	411,955	523,271	27.0%
Comprehensive income	**996,617**	**949,646**	**(4.7%)**	**2,286,730**	**2,900,629**	**26.8%**
Non-controlling interest	(98,951)	(35,595)	64.0%	(127,653)	(134,056)	(5.0%)
Comprehensive income attributable to controlling interest	**897,666**	**914,052**	**1.8%**	**2,159,077**	**2,766,574**	**28.1%**

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo). GAP consolidated the results of DCA as of April 1, 2015 in accordance with IFRS. However, solely for purposes of providing a tool for comparison of the Montego Bay airport’s performance with historical data prior to the consolidation, the Company’s total passengers, cargo volumes and WLU corresponding to accumulated figures for 9M15 include figures from the Montego Bay airport as if the acquisition had taken place on January 1, 2015, including revenues and cost of services.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: October 24, 2016